CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Number of Shares Outstanding	Amount	Paid-In Capital	(Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2017	100	$ 100	$ 813,575	$ (566,211)	$ 247,464
Net (Loss)		-	-	(78,076)	(78,076)
Balance at December 31, 2017	100	$ 100	$ 813,575	$ (644,287)	$ 169,388

The accompanying notes are an integral part of these financial statements.